Exhibit 99.1

News Release
Notice of 2016 Annual General Meeting - Conference Call / Webcast

Vancouver, June 9, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") will host its Annual General Meeting of Shareholders on Friday, June 10, 2016 at 2:00pm Pacific Standard Time (PST). The Company will also host a conference call and webcast in conjunction with the meeting. Please see below for details:

2016 Annual General Meeting - Conference Call / Webcast

The 2016 Annual General Meeting of Shareholders will be held in the Spanish Ballroom, Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia on Friday, June 10, 2016 at 2:00pm PST.

Following the adjournment of the 2016 Annual General Meeting, Clive Johnson, President and CEO, will provide a review of 2015 and a general corporate update.

If you are unable to attend in person you may access the conference call by dialing the operator at 416-340-8527 or 1-800-355-4959 (toll free) prior to the scheduled start time, or you may listen to the event via webcast at the following link: http://www.investorcalendar.com/IC/CEPage.asp?ID=174971. The conference call dial-in and webcast link details are also available on our website -http://www.b2gold.com/investors/upcoming_events/.

A playback version of the 2016 Annual General Meeting will be available for one week after the event by dialing 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7034917.

About B2Gold

B2Gold is a Vancouver-based, international gold mining company with four operating mines, one mine under construction and numerous exploration projects across four continents in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold's Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile, with production increasing to approximately 800,000 to 850,000 ounces annually by 2018.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit our website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com